[Letterhead of Sullivan & Cromwell LLP]

March 10, 2009

Via Facsimile and EDGAR

Peggy Kim, Esq.

        Special Counsel

                Office of Mergers & Acquisitions

                        United States Securities and Exchange Commission

                                Washington D.C. 20549-3628

Re:	MF Global Ltd. - Schedule TO-I Filed February 24, 2009
(File No. 5-83051)

Dear Ms. Kim:

On behalf of our client, MF Global Ltd. (the “Company”), we enclose herewith Amendment No. 1 to Schedule TO-I (“Amendment No. 1”) and the Company’s response to the Staff’s comment letter (the “Comment Letter”) dated March 4, 2009 concerning the Company’s Schedule TO-I and related exhibits. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the originally filed Schedule TO-I and related exhibits.

Peggy Kim, Esq.	-2-

Offer to Purchase

Important, page i

1.	We note your reference to waiving conditions prior to acceptance and that the date of acceptance is not the same as the expiration date of the offer. Please revise, here and on pages 2, 6 and 14, to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.

Response

The Company has revised its disclosure on pages i, 2, 5, 6 and 14 of the Offer to Purchase in response to this comment.

Determination of Validity, page 9

2.	Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose, here and throughout your document, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response

The Company has revised its disclosure on pages 9 and 10 of the Offer to Purchase in response to this comment.

Acceptance for Payment and Payment, page 11

3.	We note that you reserve the right to transfer or assign the right to purchase the Notes in this offer. Please confirm your understanding that any entity to which you assign the right to purchase [shares] in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Response

The Company confirms that it understands that any entity to which it assigns the right to purchase Notes in this offer must be included as a bidder in this offer and that such inclusion may require the Company to disseminate additional offer materials and to extend the term of the offer.

Peggy Kim, Esq.	-3-

Conditions to the Offer, page 13

4.	Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise or delete the references throughout this section to “threatened” actions since it is unclear how these actions could be objectively determined.

Response

In response to this comment, the Company has revised its disclosure on pages 13 and 14 of the Offer to Purchase to make clear that any threatened action must be threatened in writing by a governmental body or other third party.

Incorporation of Certain Documents by Reference, page 26

5.	We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Response

The Company has revised its disclosure on page 26 of the Offer to Purchase to delete the reference to incorporating by reference subsequently filed documents and reports in response to this comment.

Exhibit (a)(1)(ii). Letter of Transmittal

6.	We note that in the last sentence of the first paragraph on page 3 you require security holders to represent that they have read the Offer Documents. Please revise to omit the term “read” from this paragraph since it implies that security holders may waive their rights under the federal securities laws.

Response

The Company has revised its disclosure in the first paragraph on page 3 of the Letter of Transmittal to delete references to the term “read” in response to this comment.

Peggy Kim, Esq.	-4-

*    *    *    *

Any questions or comments with respect to the Amendment No. 1 may be communicated to the undersigned at (212) 558-3882 or to Catherine M. Clarkin at (212) 558-4175. Please send copies of any correspondence relating to this filing to David B. Harms and Catherine M. Clarkin by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ David B. Harms David B. Harms

cc:	Howard Schneider
(MF Global Ltd.)

Catherine M. Clarkin
(Sullivan & Cromwell LLP)